FORM 4

[   ]  Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


1.   Name and Address of Reporting Person

         (Last)           (First)         (Middle)
         Dobson           Everett            R.


        (Street)                  (City)       (State)    (Zip)
   14201 Wireless Way         Oklahoma City    Oklahoma   73134


2.   Issuer Name and Ticker or Trading Symbol

     Dobson Communications Corporation (DCEL)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



4.   Statement for Month/Year

     February 2000

5.   If Amendment, Date of Original (Month/Year)

     March 9, 2000

6.   Relationship of Reporting Person(s) to Issuer

          (Check all applicable)

     [ X ]  Director              [ X ]  10% Owner
     [ X ]  Officer (give title   [   ]  Other  (specify
            below)                       below)
     Chief Executive Officer

7.   Individual or Joint/Group Reporting

          (Check applicable line)

     [ X ]  Form Filed by One Reporting Person

     [   ]  Form Filed by More than One Reporting Person



Table  I  - Non-Derivative Securities Acquired, Disposed  of,  or
Beneficially Owned

1.   Title of Security (Instr. 3)

(a)  Class A Common Stock
(b)  Class D Preferred Stock
(c)  Class A Common Stock
(d)  Class A Common Stock
(e)  Class B Common Stock
(f)  Class A Common Stock

2.   Transaction Date (Month/Day/Year)

(a)  February 9, 2000
(b)  February 9, 2000
(c)  February 9, 2000
(d)  February 9, 2000
(e)  February 9, 2000
(f)  February 9, 2000

3.   Transaction Code (Instr. 8)

     Code               V

(a)  P
(b)  J(2)
(c)  J(2)
(d)  J(3)
(e)  J(3)
(f)  P

4.    Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
5)

                        Amount       (A) or (D)        Price
                        ------       ----------        -----
     (a)               12,082.88         A              (1)
     (b)                1,820            D
     (c)                1,820            A
     (d)              256,620.88         D
     (e)              55,540,554         A
     (f)                 180,777         A              (4)


5.   Amount of Securities Beneficially Owned at the end of  Month
     (Instr. 3 and 4)

(a)
(b)  0
(c)
(d)  0
(e)  55,540,554
(f)  180,777

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

(a)  I
(b)  I
(c)  I
(d)  I
(e)  I
(f)  I

7.   Nature of Indirect Beneficial Ownership (Instr. 4)

(a)  Owned through Dobson CC Limited Partnership
(b)  Owned through Dobson CC Limited Partnership
(c)  Owned through Dobson CC Limited Partnership
(d)  Owned through Dobson CC Limited Partnership
(e)  Owned through Dobson CC Limited Partnership
(f)  Owned through Dobson Equity, LLC

Table  II  -  Derivative  Securities Acquired,  Disposed  of,  or
     Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)



2.   Conversion or Exercise Price of Derivative Security



3.   Transaction Date (Month/Day/Year)



4.   Transaction Code (Instr. 8)

     Code                V



5.   Number of Derivative Securities Acquired (A) or Disposed  of
     (D) (Instr. 3, 4 and 5)



6.   Date Exercisable and Expiration Date (Month/Day/Year



7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

          Title           Amount or Number of
                                 Shares



8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4)



10.  Ownership of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)



11.  Nature of Indirect Beneficial Ownership (Instr. 4)



Explanation of Responses:

(1) In connection with the Company's recapitalization, certain shareholders engaged in a series of related stock transfers among themselves in settlement of contractual repurchase rights. The reporting person, through Dobson CC Limited Partnership gained additional shares through these transfers.


(2) Under the Company's Agreement and Plan of Recapitalization dated as of January 31, 2000 by and between the Company and its then existing stockholders, each share of Class D Preferred Stock converted into one share of Class E Preferred Stock (which was immediately redeemed) and one share of Old Class A Common Stock effective February 9, 2000.

(3) Under the Company's Agreement and Plan of Recapitalization dated as of January 31, 2000 by and between the Company and its then existing stockholders, each share of Old Class A Common Stock was automatically converted and reclassified into 111.44 shares of the Company's New Class B Common Stock effective February 9, 2000.

(4) In connection with the Company's recapitalization, certain shareholders engaged in a series of related stock transfers among themselves in settlement of contractual repurchase rights. Dobson Equity, LLC gained its shares through these transfers.

(5) The reporting person, as a manager of Dobson Equity, LLC may be deemed to beneficially own such shares. The reporting person disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.



                                  /s/ Everett R. Dobson
                                  ---------------------
                                  Everett R. Dobson
                                  **Signature of Reporting Person

                                  9/7/01
                                  ------
                                  Date